BB

SECURITIES [barcode] SSION

02018138

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-52557

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 7 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

North Woodward Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 East Maple, Suite 175
(No. and Street)

Birmingham (City) Michigan (State) 48009-6352 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Troszak (248) 258-6575
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Long, Russell D.
(Name — *if individual, state last, first, middle name*)

P.O. Box 1475 (Address) Birmingham (City) MI (State) 48009 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell D. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Woodward Financial Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Douglas A. Troszak, Account Number # 78247349

JENNIFER L. BREWER
Notary Public, Oakland County, MI
My Commission Expires Aug. 22, 2005

Jennifer L. Brewer
Notary Public

[signature]
Signature

Certified Public Accountant
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH WOODWARD FINANCIAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001

North Woodward Financial Corporation
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2000 and 2001

	2000	2001
Net Income (Loss)	$(14,519.41)	$ (7,807.66)
Depreciation and Amortization	400.00	-
Losses (gains) on sales of fixed assets	-	-
CASH FLOWS FROM OPERATING ACTIVITES		
Accounts Receivable	(1,190.52)	1,190.52
Accrued Comm Receivable	-	(2,796.98)
Prepaid Expenses	(1,032.00)	1,032.00
Increase (Decrease) in Operating Liabilites	-	4,000.00
SUBTOTAL OF CASH FLOWS FROM OPERATIONS	(2,222.52)	3,425.54
TOTAL CASH FLOWS FROM OPERATING ACTIVITES	$(16,341.93)	$ (4,382.12)
CASH FLOWS FROM INVESTING ACTIVATES		
Capital Expenditures		
Net Cash Provided By (Used In)	(1,000.00)	
Office Equipment	-	(698.54)
Investing Activties and Security Deposit	(250.36)	(992.00)
Intangible Assets	(5,296.25)	-
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	$ (6,546.61)	$ (1,690.54)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided By (Used In)		
Financing Activities (Stock Proceeds)	50,000.00	-
Additional Paid in Capital	-	4,000.00
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES	$ 50,000.00	$ 4,000.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,111.46	(2,072.66)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-	$ 27,111.46
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	$ 27,111.46	$ 25,038.80

Russell D. Long, CPA, PC

P.O. Box 1475
Birmingham, Michigan 48012-1475

Direct: (248) 909-0250
Fax: (248) 594-0264
E-mail: rlong@okeefac.com

To the Director and Stockholder of
North Woodward Financial Corporation
Birmingham, MI

We have audited the accompanying balance sheet of North Woodward Financial Corporation as of December 31, 2001, and the related statement of operations, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Woodward Financial Corporation, as of December 31, 2001, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Russell D. Long CPA P.C.

Birmingham, Michigan
February 27, 2002

North Woodward Financial Corporation
BALANCE SHEET
As of December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash - Operating, Bank One	$ 38.80	$ 2,111.46
Cash - Clearing Deposit	25,000.00	25,000.00
Accounts Receivable	0.00	1,190.52
Accrued Comm Receivable	2,796.98	0.00
Prepaid Expenses	0.00	1,032.00
Total Current Assets	27,835.78	29,333.98
PROPERTY AND EQUIPMENT		
Office Equipment	698.54	0.00
Leasehold Improvements	1,242.36	250.36
Net Property and Equipment	1,940.90	250.36
OTHER ASSETS		
Intangible Assets	5,296.25	5,296.25
Security Deposit	1,000.00	1,000.00
Accumulated Amortization	(400.00)	(400.00)
Total Other Assets	5,896.25	5,896.25
TOTAL ASSETS	$ 35,672.93	$ 35,480.59

See Accountants' Report

North Woodward Financial Corporation
BALANCE SHEET
As of December 31, 2001 and 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts Payable	$ 4,000.00	$ 0.00
Total Current Liabilities	4,000.00	0.00
LONG-TERM LIABILITIES		
Total Liabilities	4,000.00	0.00
STOCKHOLDERS' EQUITY		
Capital Stock	50,000.00	50,000.00
Additional Paid in Capital	4,000.00	0.00
Retained Earnings	(22,327.07)	(14,519.41)
Total Stockholders' Equity	31,672.93	35,480.59
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 35,672.93	$ 35,480.59

See Accountants' Report

North Woodward Financial Corporation
STATEMENT OF OPERATIONS

	12 Months Ended December 31, 2001	12 Months Ended December 31, 2000
Sales		
Revenue -Trading FiServ	$ 43,184.56	$ 1,101.00
Revenue - Fidelity Fee Base	2,683.51	176.65
Revenue - Frank/Temp Fee Ba	3,984.50	0.00
Munder Funds Fee Base	0.57	0.00
Seligman Fee Base	0.77	0.00
Oppenhiemer Fee Base	76.35	0.00
Revenue - Putnam Fee Base	3.90	0.00
MFS Fee base	14.00	0.00
Revenue - American Funds	25.00	0.00
Misc Revenue	139.00	0.00
Less: Returns & Allowances	0.00	0.00
Total Sales	50,112.16	1,277.65
Gross Profit	50,112.16	1,277.65
Operating Expenses		
Amortization	0.00	400.00
Accounting fees	4,146.53	500.00
Commission Expense - Shubec	2,388.57	0.00
Commission Expense - Olshefs	113.91	0.00
Bank Service Charges	220.00	44.00
Dues and Subscriptions	2,523.69	175.00
Insurance	3,931.93	151.00
Liability Ins. - T Liftman Ins	274.00	274.00
Licenses	235.00	0.00
NASD Regulation	7,553.95	4,193.00
Miscellaneous	575.00	0.00
Postage and Delivery	0.00	428.05
Printing and Reproduction	18.57	71.79
Professional Fees	4,010.00	6,000.60
Subscription-Morningstar	995.00	0.00
Legal Fees	0.00	500.00
Rent	2,000.00	0.00
Repairs and Maintenance	159.40	0.00
Telephone	308.08	312.63

See Accountants' Report

North Woodward Financial Corporation
STATEMENT OF OPERATIONS

	12 Months Ended December 31, 2001	12 Months Ended December 31, 2000
Cont. Professional Ed. Travel	0.00	782.00
Professional Development	0.00	320.00
Recruiting	0.00	629.99
Software expense	1,866.58	1,000.00
Internet - Comcast	1,628.61	0.00
Salary & Wages	20,950.00	0.00
Taxes	0.00	15.00
Federal Taxes	3,822.00	0.00
State Taxes	199.00	0.00
Total Operating Expenses	57,919.82	15,797.06
Operating Income	(7,807.66)	(14,519.41)
Net Income	$ (7,807.66)	$ (14,519.41)

See Accountants' Report

North Woodward Financial Corp.

Net Capital Computation
31-Dec-01

Net Worth			$ 35,672.93
	Less :	Liabilities	4,000.00
		Total Ownership Equity	$ 31,672.93
	Less:	Non-Allowable Assets	7,837.15
		Haircuts	-
Net Capital			$ 23,835.78
		NET CAPITAL REQUIREMENT	$ 5,000.00
		NET CAPITAL: **IN EXCESS OF REQUIREMENT**	$ 18,835.78

North Woodward Financial Corporation
STATEMENT OF RETAINED REARNINGS

	12 Months Ended December 31, 2001	12 Months Ended December 31, 2000
Beginning of Period	$ (14,519.41)	$ 0.00
Plus: Net Income	$ (7,807.66)	$ -14,519.41
Less: Dividends Paid	0.00	0.00
RETAINED EARNINGS END OF PERIOD	$ (22,327.07)	$ -14,519.41

See Accountants' Report

North Woodward Financial Corporation
Notes to the Financial Statements

Summary of Significant Accounting Policies

The summary of significant accounting policies of North Woodward Financial Corporation (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These policies conform to generally accepted accounting principles.

Nature of Business:

The Company's primary business activity is the trading of securities as a broker-dealer.

Related Business Entities:

The Company is related to other business entities through common ownership. These financial statements do not include any other related business entities that are under common ownership.

Methods of Accounting:

Assets, liabilities, revenue and expenses are recognized on the accrual method of accounting for financial statement presentation and an income tax method (cash basis) for the State of Michigan and for United States federal income tax purposes.